

OFFERING MEMORANDUM

facilitated by



The True Wines LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	The True Wines LLC
State of Organization	NY
Date of Formation	11/18/2019
Entity Type	Limited Liability Company
Street Address	501 W 143RD St, New York, NY 10031
Website Address	https://truewines.godaddysites.com

(B) Directors and Officers of the Company

Key Person		Zulema Mejias
Position with the Company		
	Title	Co-Founder and CEO
	First Year	2019
Other business experience (last three years)		Before founding True Wines, Zulema was an agent and producer for Musikoz; specifically working with composer & musician Oscar Peñas.

Key Person	Oscar Peñas
Position with the Company Title First Year	 Co-founder and COO 2019
Other business experience (last three years)	In addition to founding True Wines, Oscar has been a guitar teacher at Harlem School of the Arts as well as performing as a musician with Musikoz.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Zulema Mejias	50%
Oscar Peñas	50%

(D) The Company's Business and Business Plan

Key Proposition

A wine & specialty craft liquor boutique: Our philosophy is to sale wines that reflect individuality of region, winery, and production style (terroir based wines). The offer at our wines boutique is from small production, family-owned wineries that frequently use organic, biodynamic and/or sustainable viticulture methods. Our interest in wine, originally started as a hobby, soon grew into a passion and now as a business.

We give an in-depth understanding of the wine market thanks to our various connections with producers, importers and wine shop owner in Europe and New York, that help us to be knowledgeable about the wide range of prestigious producers, importers, and distributors, our passion initially for Spanish wines has lead to the greatest wines from France, Slovenia, Georgia, Croatia and other countries that offers unique selection of wines for the wine consumer.

Everything we sell we would gladly be serve at our own table!

Great wine is grown, not made! Our relationship, either family and friends, with small producers, also called winemakers, are dedicated family farmers relaying only on their skills, dedication, and passion to provide the incredible make of sustainable wines.

Costumer's Satisfaction : Organic and natural wines, liquors & desserts wines: Made from organic grapes. Certified as sustainable that restrict the use of bad chemicals in vineyards. Support small farming!

Value Proposition

- Problem: there is no a sustainable wines and craft liquor boutique store in a radius of 5 blocks in the area.
- Need: a local wine store educating and serving the community on green and responsibly alcohol drinking. Community benefit. Drink unconventional while help small wine farmers.

- Product/Service: sustainable wines/quality wines and specialty craft liquors/education, community engaging events.
- Feature: new brands, convenient location, accessible prices, personalized demands.

Costumer Relationships

- Physical location open from 12 noon to 9 PM
- Word of mouth
- Keep loyal costumers happy
- Costumers first
- Social media on instagram @thetruewineboutique
- Email thetruewine@gmail.com
- Phone number 929.855.4180
- Holiday Promotional sales
- Reward program
- true wines wine openers

Costumer Segments

Business 2 Consumers (B2C): Direct sales to wine consumers 21 and older.

- Everyone who enjoy a good wine with food
- Restaurants, wines connoisseurs, aficionados, and enthusiast
- Curious shopper
- Knowledgeable consumers and up comers
- Collectors

Business 2 Business (B2B): Providers working with small winemakers around the world, local farming producers, and sustainable vineyards.

- Quality & Efficiency
- Producers of excellent wines (deserving of ratings 95 or higher on a 100-point scale) while their prices are reasonable, at approximately between $12 and $50 a bottle

Key Resources

- Focus on costumers services
- Serve the community and work with small wine producers
- As a client you will be greeted respectfully by an expert who will give you recommendations, educate about wines, as long as you ask for
- Receive a variety of price-product selection
- Brand: featuring a selection of wines, delivery on demand, convenient location, available stock, and easy access for ALL
- Wine experts performs master classes
- Space for reception arts shows opening, workers gather, birthdays, or that special occasion. All special events are based on an approval and based on a submitted proposal and events size.

Cost Structure

- Cost of Sales: Wines, Craft Liquors, and Dessert wines
- Controllable Expenses: First Cost of Inventory, Salaries and Wages, Operating Expenses, Workers Compensation Marketing, Energy & Utility repairs, Administrative

- Occupancy Cost
- Income, Benefits, Interest, Depreciation, Sales Taxes
- Net Income, Annual Net Cash Flow, Net Margin

Key Activities

- Problem and Services: Attract the right costumers. Solve the missing of a local store with an exclusive offer for the new and old demographics. Sales provided by small producers.
- Location: Expert recommendations and new arrivals at your fingertips. Asset to the neighborhood.
- Education for the Community: Drinking alcohol responsibly and healthy while supporting sustainable small farming wine makers.
- Space: Host events engaging community in a beautiful setting with professional trained and "people-person" staff.
- Delivery: At your doorstep in as little as one hour or order by phone or email and pick up at our store.

Key Partners

- Columbia Harlem SBDC, Columbia Business School
- Mainvest
- Oscar Peñas, husband and big "groupie"
- You want your name here? Just hallo and your name will be here and on all marketing e-mails and materials.

Channels

- In Person: sales at the store, recommendations, tastings, lectures on how to pair food with wine.
- Print articles: target related media outlets
- Social Media: posting beautiful photos of our featured wines, talk to the community directly, No at them, introducing new wines!
- Email: monthly announcements through emails blast, take orders, goggle groups. Do not forget to email us to ask for our emails with news!
- Delivery: on demand
- Promotional related articles: True Wines opener.

Revenue Streams

- Cost of sales: between $10 to $55 with average price point of $15 about $25.
- Lectures pairing wine with food: $39 per person.
- Special Events: $25 pp = tasting three wines.
- Host: Special events rentals for standing 20 people max at $800. Include space and one (1) case of wine from 6to 9 pm. Extra wine case at 15% off.
- Loyalty Reward Program: customers earn points on every purchase they make, which can then be redeemed for a reward to encourage them to make a repeat purchase.

the opportunity

- By investing in True Wines, you will support a business that will work for the community and small producers and wine makers locally and internationally while "meets the needs of the present without compromising the ability of future generations to meet their own needs."

- True Wines will develop into the best location to buy wine in Hamilton Heights, which will be measured by our growth in sales, and in opinions and ratings published in the media... (Time Out, and other related media outlets). Inventory and sales records will be computerized, to allow the company to identify and exploit best selling products, match volumes and profitability to service levels, anticipate demand, manage cash flows, assist with revenue growth plans, and optimize supplier/distributor relationships.
- Proven Demand - We've already identified a loyal customer base in Hamilton Heights, Upper Manhattan through our initial survey. There is a new store just opened at eight (8) blocks.
- Competitive Advantage - We will be pioneers introducing and spreading the healthy way of green drinking wine in the area with our sustainable wines.
- Experienced Founders - Our founder, Zulema Mejias, has spent time looking around the area, and is also familiar with the industry of sustainable organic and natural wines, as she has close friends and family that are active in the industry or owns an organic and natural wines store, and she knows small wine makers and owners of vineyards in Europe, including her father in law in Spain. She is traveling on weekends to proactively build relationship with Hudson Valley farm crafted wine makers to support local natural wines and specialty craft liquors.

FROM THE FOUNDER

We are very excited for you to be part of True Wines, a unique sustainable wine boutique store that will full-service as a retail merchant featuring fine natural wines and crafted liquors in Hamilton Heights, Upper Manhattan. It will distinguish itself from its competitors and capture a market, sharing a prime storefront location in the historic neighborhood of Harlem. It will follow the best practices of its retail category leaders, with a particular emphasis on serving the community providing excellent customer service, and a broad selection of quality inventory from local and international small winemakers at reasonable pricing.

OFFERINGS

- Organic and Natural Wines
- Specialty craft Liquors
- Dessert Wines
- Related merchandise

OUR STORY

True Wines' passion is helping to preserve the natural way of drinking wine. After touring a few local and international wine farms and learned the process of winemaking, we admire even more the commitment of small wine producers and their dedication to the making of excellent wines. It was very surprising to learn the complex chemistry process of obtaining a good wines and experience the hard work to meet the required strict standards involved in creating small productions a hight quality of wines with no additives, no removing anything natural from the fruit that produces natural wines, the grape.

After this, we are proud of the determined decision to sale natural wines at True Wines, our future boutique of wine and craft liquor in a neighborhood that is changing and we would love to have the neighborhood gain an asset.

As a way to educate the community, and a bit nerdish... There is a healthier way to enjoy wines, drinking natural wines with fewer chemicals like sulfites (sulfur dioxide (SO2), a preservative widely used in winemaking (and most food industries). This is used for its antioxidant and antibacterial properties. SO2 plays an important role in preventing oxidization and maintaining wine's freshness. So, to speak, it is an additive no so good for our bodies that preserves wines for a long time on the shelves. Natural wines are small production meaning "less is more" = Less bottles, more quality.

A year ago I moved from Clinton Hill, Brooklyn to Hamilton Heights, Harlem and noticed that there are only generic wines stores selling commercialized and processed wines in the area. It is hard to find artisanal wines in less than 8 blocks; right there, I started brainstorming on the possibility to open a natural wines store. Meantime, I keep absorbing information and getting more passionate about this.

Here is something that we all should know about natural wines:

Natural wines are made using the natural sugar from the grape. They contain less alcohol, meaning that when drinking them responsibly, it's very unlikely to have the hangover effect the next day. They will still give us the enjoyment of a buzz, though.

You will feel proud knowing that you are not only supporting the initiative of a new wine store in the heart of Harlem but also supporting small family-owned vineyards and farmers who respect the Earth and work with their hands.

Most of the natural wines are tested in labs for levels of sugar, alcohol, and sulfites, every wine is organically grown, farming without irrigation, and fermented with wild yeast only, meaning they're environmentally friendly.

A dear friend who owns a natural wine store in Brooklyn, where I used to be a client, encouraged and is our advisor on True Wines, after visiting us in our new home in Harlem. He mentioned... "The neighborhood is ready for a natural wine store."

I have friends in Europe (Spain and France) that own small vineyards producing naturals wines. They already set me with their distributors of organic and natural wines in New York.

I am visiting small farmers producing natural wines on the Hudson Valley, so while I am tasting their wines I am building business relations with them directly.

I am attending to tastings meeting the wines and the people behind them.

Ready to open my natural wine store... one thing, we need your support investing in this great business!

(E) Number of Employees

The Company currently has 2 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$80,000
Offering Deadline	April 22, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$100,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovation/Construction	$25,000	$25,000
Rental Lease Initial Deposit	$12,000	$12,000
Payroll	$10,000	$20,000
Cost of First Inventory	$7,950	$9,150
Wine & Cooler Displays	$5,800	$5,800
Liquor License to open and operate	$5,200	$5,200
Rent Runway	$3,000	$10,000
Physical Marketing & Advertising	$2,450	$3,050
Technology Equipemt	$2,300	$2,300
Insurance	$1,500	$1,500
Mainvest Compensation	$4,800	$6,000
TOTAL	$80,000	$100,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.7 - 5.9%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.69%

---

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.7% and a maximum rate of 5.9% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$80,000	4.7%
$85,000	5.0%
$90,000	5.3%
$95,000	5.6%
$100,000	5.9%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Zulema Mejias	50%
Oscar Peñas	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No operating history

True Wines will be established in 2020. Accordingly, there are no financial statements and/or information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

True Wines forecasts the following milestones:

- Secure lease in New York, New York by December, 2019 or January 2020.
- Hire for the following positions by July, 2020: One cashier/customer service rep
- Achieve $337,300 revenue per year by 2.
- Achieve $433,895 profit per year by 3.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the True Wines' fundraising. However, True Wines may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$343,000	$377,300	$433,895	$498,979	$573,826
Cost of Goods Sold	$188,650	$207,515	$216,948	$274,439	$315,604
Gross profit	$154,350	$169,785	$216,948	$224,541	$258,222
Operating Expenses					
Rent	$48,000	$49,440	$50,923	$52,451	$54,024
Equipment lease	$0	$0	$0	$0	$0
Utilities	$1,800	$1,845	$1,891	$1,938	$1,987
Insurance	$4,000	$4,100	$4,203	$4,308	$4,415
Advertising	$300	$308	$315	$323	$331
Legal & Professional	$500	$550	$633	$727	$836
Payroll	$40,000	$41,000	$42,025	$43,076	$44,153
Bags	$4,500	$4,613	$4,728	$4,846	$4,967
POS	$1,200	$1,230	$1,261	$1,292	$1,325
Phone	$888	$910	$933	$956	$980
Internet	$840	$861	$883	$905	$927
Credit card transaction cost	$7,200	$7,380	$7,565	$7,754	$7,947
Total Operating Expenses	$109,228	$112,236	$115,358	$118,576	$121,893
Operating Profit	$45,122	$57,549	$101,589	$105,965	$136,329

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V